

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Abhijit Bhattacharya
Chief Financial Officer
KONINKLIJKE PHILIPS NV
Philips Center
Amstelplein 2
Amsterdam 1096 BC
Netherlands

> **Re: KONINKLIJKE PHILIPS NV**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-05146-01**

Dear Mr. Bhattacharya:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Delwin Witthoft